Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Tel: 215.963.5000
Fax: 215.963.5001
www.morganlewis.com

40-33

Morgan Lewis
COUNSELORS AT LAW

April 11, 2008

Via Federal Express

Lynn Eslin
U.S. Securities and Exchange Commission
Office of Filings & Information Services
100 F Street, NE
Washington, DC 20549

Re: Schwab Investments
File Nos. 033-37459 and 811-06200

Ms. Eslin:

On behalf of our client, Schwab Investments (the "Trust"), we have enclosed, pursuant to Section 33 of the Investment Company Act of 1940, as amended, a copy of one (1) complaint filed against the Trust; the Schwab YieldPlus Fund, a series of the Trust; Charles Schwab Investment Management, Inc. ("CSIM"), the investment adviser to the Trust; Charles Schwab & Co., Inc. ("CS&Co."), the principal underwriter of the Trust; The Charles Schwab Corporation, the parent company of CSIM and CS&Co.; and certain of the Trust's officers and trustees.

Please contact me at (215) 963-5598 with any questions.

Very truly yours,

Sean Graber

Carroll

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

R. DANIEL BOHL, On Behalf of Himself and All Others Similarly Situated, Plaintiff, vs. THE CHARLES SCHWAB CORPORATION, CHARLES SCHWAB & CO., INC., SCHWAB INVESTMENTS, THE SCHWAB YIELDPLUS FUND, CHARLES SCHWAB INVESTMENT MANAGEMENT, INC., CHARLES R. SCHWAB, MARIANN BYERWALTER, DONALD F. DORWARD, WILLIAM A. HASLER, ROBERT G. HOLMES, GERALD B. SMITH, DONALD R. STEPHENS, MICHAEL W. WILSEY, GREGORY HAND, and EVELYN DILSAVER, Defendants.	**CIVIL ACTION NO.** **JURY TRIAL DEMANDED**

BEST AVAILABLE COPY

COMPLAINT

Plaintiff R. Daniel Bohl, (the "Plaintiff" or "Bohl") makes the following allegations, except as to allegations specifically pertaining to Plaintiff and Plaintiff's counsel, based upon the investigation undertaken by Plaintiff's counsel, which investigation included analysis of public filings, publicly available news articles and reports about The Charles Schwab Corporation, Charles Schwab & Co., Inc., Schwab Investments, Charles Schwab Investment Management, Inc., (collectively referred to as "Defendants"), and the Schwab YieldPlus Fund, as well as press releases, investor communications and other public statements issued by Defendants, and media reports about the Defendants and believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a securities class action on behalf of all persons and entities (other than Defendants and certain others identified below) who purchased shares of the Investor Shares of the Schwab YieldPlus Fund (Ticker: SWYPX) and the Select Shares of the Schwab YieldPlus Fund (Ticker: SWYSX) (SWYPX and SWYSX are referred to as the "YieldPlus Fund") within three years of the filing of this lawsuit, seeking to pursue remedies under the Securities Act of 1933 (the "Securities Act") (the "Class").

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 11, 12(a)(2) and 15 of the Securities Act [15 U.S.C. §§77k, 77l(a)(2) and 77o]. In connection with the acts complained of, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

3. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §1331 and Section 22 of the Securities Act [15 U.S.C. §77v].

4. Venue is proper in this District pursuant to 28 U.S.C. §1391(b) because YieldPlus Fund is a part of The Charles Schwab Corporation line of funds and is a Massachusetts Business Trust registered under the Investment Company Act of 1940. Further, Schwab Investments was organized under Massachusetts law.

5. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff acquired Select Shares of the YieldPlus Fund (Ticker: SWYSX) pursuant and/or traceable to the Registration Statement accompanying the issuance of the YieldPlus Fund, as set forth in the attached certification, which is incorporated herein by reference. Plaintiff has been damaged thereby.

7. Defendant The Charles Schwab Corporation ("Charles Schwab Corp.") is the parent company and has controlling interest of Charles Schwab & Co. (defined below, ¶8) and Schwab Investments (defined below, ¶9). Charles Schwab Corp. provides a variety of financial services to individual investors, independent investment managers, retirement plans, and institutions.

8. Defendant Charles Schwab & Co. Inc.'s ("Charles Schwab & Co.") is a securities brokerage firm. Charles Schwab & Co. provides financial services to individual investors, independent investment managers, retirement plans and institutions. Schwab is the parent company of Schwab Investments (defined below, ¶9). Schwab was, during the Class period, the principal underwriter for shares of the YieldPlus Fund (defined below, ¶10).

9. Defendant Schwab Investments ("Schwab Investments") was organized under Massachusetts law on October 26, 1990. The YieldPlus Fund is one of a series of funds issued by Schwab Investments and is part of the Charles Schwab Corp. line of funds. The YieldPlus Fund is registered as a Massachusetts Business Trust.

10. YieldPlus Fund is an open-ended fund incorporated in the USA.

11. Defendant Charles Schwab Investment Management, Inc., ("Investment Advisor", "Schwab Management" or "CSIM") is the investment advisor to the YieldPlus Fund. As the investment advisor, Schwab Management oversees the management and administration of the YieldPlus Fund. As compensation for these services, Schwab Management receives a management fee from each fund.

12. Defendant Charles R. Schwab ("Charles Schwab") is Chairman and Trustee of the Schwab Investments and the YieldPlus Fund. Charles Schwab founded Charles Schwab & Co. in 1971, and is Chairman, Chief Executive Officer and Director of The Charles Schwab Corporation. Charles Schwab is a controlling person of the Investment Adviser and Charles Schwab & Co. Charles Schwab signed the false and misleading Registration Statement at issue in this action, as well as all 21 subsequent amendments that incorporated by reference the language of the Registration Statement and filed between November 15, 2004 and February 27, 2008.

13. Defendant Mariann Byerwalter was a Trustee of the Schwab Investments and the YieldPlus Fund, and signed the Registration Statement, as well as all 21 subsequent amendments that incorporated by reference the language of the Registration Statement and filed between November 15, 2004 and February 27, 2008.

14. Defendant Donald F. Dorward was a Trustee of the Schwab Investments and the YieldPlus Fund, and signed the Registration Statement, as well as nearly all of the subsequent amendments that incorporated by reference the language of the Registration Statement and were filed between November 15, 2004 and February 27, 2008.

15. Defendant William A. Hasler was a Trustee of the Schwab Investments and the YieldPlus Fund, and signed the Registration Statement, as well as all 21 subsequent amendments that incorporated by reference the language of the Registration Statement and were filed between November 15, 2004 and February 27, 2008.

16. Defendant Robert G. Holmes was a Trustee of the Schwab Investments and the YieldPlus Fund, and signed the Registration Statement, as well as nearly all 21 subsequent amendments that incorporated by reference the language of the Registration Statement and were filed between November 15, 2004 and February 27, 2008.

17. Defendant Gerald B. Smith was a Trustee of the Schwab Investments and the YieldPlus Fund, and signed the Registration Statement, as well as all 21 subsequent amendments that incorporated by reference the language of the Registration Statement and were filed between November 15, 2004 and February 27, 2008.

18. Defendant Donald R. Stephens was a Trustee of the Schwab Investments and the YieldPlus Fund, and signed the Registration Statement, as well as all 21 subsequent amendments that incorporated by reference the language of the Registration Statement and were filed between November 15, 2004 and February 27, 2008.

19. Defendant Michael W. Wilsey was a Trustee of the Schwab Investments and the YieldPlus Fund, and signed the Registration Statement, as well as all 21 subsequent amendments that incorporated by reference the language of the Registration Statement and were filed between November 15, 2004 and February 27, 2008.

20. Defendant Gregory Hand was Acting Treasurer and Principal Financial Officer of the Schwab Investments and the YieldPlus Fund, and signed the Registration Statement.

21. Defendant Evelyn Dilsaver was President and Chief Executive Officer ("CEO") of Schwab Investments and the YieldPlus Fund and signed the Registration Statement, as well as nearly all 21 subsequent amendments that incorporated by reference the language of the Registration Statement and were filed between November 15, 2004 and February 27, 2008.

22. Each of the defendants named in ¶¶12-21 (the "Individual Defendants") prepared, reviewed and/or signed or authorized the signing of the registration statements for the offering of shares of the YieldPlus Fund.

CLASS ACTION ALLEGATIONS

23. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of the Class. Excluded from the Class are Defendants, the

officers and directors of the Defendant companies, at all relevant times, members of the immediate families of each of the defendants, any person, firm, trust, corporation, officer, director or other individual or entity in which any defendant has a controlling interest or which is related to or affiliated with any of the defendants, and the legal representatives, agents, heirs, successors or assigns and any such excluded party.

24. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by Defendants, or specifically by Schwab Investments, the YieldPlus Fund or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

25. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' conduct in violation of federal law that is complained of herein. Plaintiff does not have any interests antagonistic to, or in conflict with, the other members of the Class.

26. Plaintiff will fairly and adequately represent and protect the interests of the other members of the Class and has retained counsel competent and experienced in class and securities litigation.

27. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether the Securities Act was violated by Defendants' acts as alleged herein;

(b) Whether the Registration Statement and its subsequent amendments issued by Defendants to the investing public in connection with the sale of SWYSX and SWYPX negligently omitted and/or misrepresented material facts about the YieldPlus Fund;

(c) Whether the Registration Statement and subsequent amendments issued by Defendants to the investing public in connection with the sale of SWYSX and SWYPX contained untrue statements of material fact; and

(d) to what extent the members of the Class have sustained damages and the proper measure of damages.

28. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

29. The YieldPlus Fund is a mutual fund marketed by Defendants as an ultra-short bond fund. The YieldPlus Fund is promoted as a safe alternative to money market funds.

30. On November 15, 2004, Defendants began offering shares of the YieldPlus Fund pursuant to the Registration Statement (which followed the language of the previously filed registration statement dated July 21, 1999) (the "Registration Statement").

31. Proposals to potential investors of the YieldPlus Fund specifically state: "The fund's investment strategy is designed to offer higher yields than a money market fund while seeking minimal changes in share price."

32. The Registration Statement identifies the "goal" of the YieldPlus Fund as the following: "The fund seeks high current income with minimal changes in share price."

33. The Registration Statement further understates the true risk of an investment in the YieldPlus Fund by stating that it "primarily invests in investment-grade bonds."

34. Defendants also generally state that the YieldPlus Fund has a general objective to "preserve investor capital."

35. Defendants solicited investors utilizing representations regarding the safe investment that could be obtained through purchases of shares in the YieldPlus Fund, akin to those identified in ¶¶29, 31-34. Defendants used print and online advertisements and sales materials, as well as numerous amendments that incorporated by reference the language of the Registration Statement throughout the relevant time period, including the following filing dates: November 15, 2004, December 10, 2004, February 25, 2005, September 2, 2005, November 7, 2005, November 14, 2005, January 23, 2006, February 27, 2006, June 30, 2006, September 5, 2006, September 14, 2006, November 15, 2006, December 15, 2006, February 28, 2007, July 6, 2007, August 31, 2007, September 5, 2007, September 19, 2007, November 14, 2007 and February 27, 2008.

36. Defendants' positively touted the "safe" attributes of the YieldPlus Fund to entice investors and garner huge asset growth, including more than $10 billion by mid-2007. Also, as a result of Defendants' misleading statements about the YieldPlus Fund, Defendants were able to maintain an average net asset value between $9.66 and $9.76 throughout the relevant time period, through June 2007.

37. By July 2007, Defendants slowly began lowering the value of the share price for the YieldPlus Fund, lowering it to $9.61 by August 1, 2007 and $9.09 by January 2, 2008.

38. By the beginning of March 2008, the value of the YieldPlus Fund was lowered to $8.74 and as of the filing of this complaint the value has been lowered to $7.28.

39. Defendants recently wrote to the investors of the YieldPlus Fund blaming the effect that subprime mortgage issues has had on financial institutions and the stock market as a whole.

40. Defendants, in fact, had invested more than 50% of the YieldPlus Fund's assets in mortgage-backed or mortgage-related securities.

41. The so-called "Principal Risks" disclosed by Defendants in connection with the YieldPlus Fund were not sufficient or meaningful to advise investors of the actual risks associated with investing in the YieldPlus Fund. The Principal Risks did not warn that the YieldPlus Fund was so heavily invested in high-risk mortgage-backed securities.

COUNT I

Violations of Section 11 of the Securities Act Against All Defendants

42. Plaintiff repeats and realleges each and every allegation contained above.

43. This Count is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. §77k, on behalf of the Class, against all Defendants.

44. The Registration Statement, its corresponding amendments, and the general solicitation materials for the sale of shares of the YieldPlus Fund were inaccurate and misleading, contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein.

45. Schwab Investments is the registrant for the shares of the YieldPlus Fund. The Defendants named herein were responsible for the contents and dissemination of the Registration Statement.

46. As issuer of the shares, Defendants are strictly liable to Plaintiff and the Class for the misstatements and omissions.

47. None of the Defendants named herein made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Registration Statement were true and without omissions of any material facts and were not misleading.

48. By reasons of the conduct herein alleged, each defendant violated, and/or controlled a person who violated, Section 11 of the Securities Act.

49. Plaintiff acquired shares of the YieldPlus Fund during the relevant time period and pursuant to the Registration Statement.

50. Plaintiff and the Class have sustained damages. The value of the shares of the YieldPlus Fund declined substantially subsequent to and due to Defendants' violations.

51. At the times it purchased shares of the YieldPlus Fund, Plaintiff and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein and could not have reasonably discovered those facts prior to July 2007. Less than one year has elapsed from the time that plaintiff discovered or reasonably could have discovered the facts upon which this complaint is based to the time that plaintiff filed this Complaint. Less than three years elapsed between the time that the securities upon which this Count is brought were offered to the public and the time Plaintiff filed this Complaint.

COUNT II

Violations of Section 12(a)(2) of the Securities Act
Against All Defendants

52. Plaintiff repeats and realleges each and every allegation contained above.

53. This Count is brought pursuant to Section 12(a)(2) of the Securities Act on behalf of the Class, against all Defendants.

54. Defendants were sellers and offerors and/or solicitors of purchasers of the shares of the YieldPlus Fund offered pursuant to the Registration Statement.

55. The Registration Statement and corresponding amendments contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein. The Individual Defendants' actions of solicitation included participating in the preparation of the false and misleading Registration Statement and participating in marketing the shares of the YieldPlus Fund to investors.

56. Defendants owed to the purchasers of the shares of the YieldPlus Fund, including Plaintiff and other class members, the duty to make a reasonable and diligent investigation of the statements contained in the Registration Statement and corresponding amendments to ensure that such statements were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading. Defendants in the exercise of reasonable care should have known of the misstatements and omissions contained in the offering materials as set forth above.

57. Plaintiff and other members of the Class purchased or otherwise acquired shares of the YieldPlus Fund pursuant to the defective Registration Statement and corresponding amendments. Plaintiff did not know, or in the exercise of reasonable diligence could not have known, of the untruths and omissions contained in Defendants' solicitation materials.

58. By reason of the conduct alleged herein, these defendants violated, and/or controlled a person who violated, §12(a)(2) of the Securities Act. Accordingly, Plaintiff and members of the Class who hold shares of the YieldPlus Fund have the right to rescind and recover the consideration paid for their shares of the YieldPlus Fund and hereby elect to rescind and tender those shares to the defendants sued herein. Plaintiff and Class members who have sold their shares of the YieldPlus Fund are entitled to rescissory damages.

COUNT III

Violations of Section 15 of the Securities Act Against the Individual Defendants

59. Plaintiff repeats and realleges each and every allegation contained above.

60. This Count is brought pursuant to Section 15 of the Securities Act against the Individual Defendants.

61. Each of the Individual Defendants was a control person of the YieldPlus Fund by virtue of his position as a director and/or senior officer of Schwab Investments or other Defendant companies. The Individual Defendants each had a series of direct and/or indirect business and/or personal relationships with other directors and/or officers and/or major shareholders of the YieldPlus Fund.

62. Each of the Individual Defendants was a culpable participant in the violations of Sections 11 and 12(a)(2) of the Securities Act alleged in Counts I and II above, based on their having signed the Registration Statement and/or amendments and having otherwise participated in the process which allowed the sale of the shares of the YieldPlus Fund to be successfully completed.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying plaintiff as a Class representative under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

D. Awarding rescission or a rescissory measure of damages as to Count II; and

E. Such equitable/injunctive or other relief as deemed appropriate by the Court.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

DATED: April 8, 2008

SHAPIRO HABER & URMY LLP

/s/ Adam M. Stewart
Thomas G. Shapiro (BBO# 454680)
Adam M. Stewart (BBO# 661090)
53 State Street
Boston, MA 02109
Telephone: (617) 439-3939
Facsimile: (617) 439-0134
tshapiro@shulaw.com
astewart@shulaw.com

COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
SAMUEL H. RUDMAN
DAVID A. ROSENFELD
MARK S. REICH
58 South Service Road, Suite 200
Melville, NY 11747
Telephone: (631) 367-7100
Facsimile: (631) 367-1173
srudman@csgrr.com
drosenfeld@csgrr.com
mreich@csgrr.com

Attorneys for Plaintiffs
HOLZER HOLZER & FISTEL, LLC
COREY D. HOLZER
MICHAEL I. FISTEL, JR.
1117 Perimeter Center West, Suite E-107
Atlanta, GA 30338
Telephone: (770) 392-0090
Facsimile: (770) 392-0029
cholzer@holzerlaw.com
mfistel@holzerlaw.com

Additional Counsel

Holzer Holzer & Fistel, LLC
1117 Perimeter Center West
Suite E-107
Atlanta, Georgia 30338
tel. (770) 392-0090
fax (770) 392-0029

CERTIFICATION OF NAMED PLAINTIFF PURSUANT TO FEDERAL SECURITIES LAWS

Robert Daniel Bahl ("Plaintiff") declare, as to the claims asserted, or to be asserted, under the federal securities laws against Charles Schwab Corporation and any additional individuals or entities against whom claims shall be asserted in connection with my purchase and/or acquisition of securities of Schwab YieldPlus Funds Investor Shares (Nasdaq: SWYSX) and/or Schwab YieldPlus Funds Select Shares (Nasdaq: SWYPX) that:

1. Plaintiff has reviewed the complaint and authorized its filing.

2. Plaintiff did not purchase and/or acquire the security that is the subject of this action at the direction of Plaintiff's counsel or in order to participate in any private action under the federal securities laws.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary. I understand that this is not a claim form, and that my ability to share in any recovery as a member of the class is not dependent upon execution of this Plaintiff Certification.

4. Plaintiff's transactions in the funds that are the subject of this action during the Class Period are as follows:

Purchases:

Name of Fund	Date(s) Purchased	# Shares Purchased	Cost
SWYSX	8-10-06		$50,000
"	9-18-06		$20,000
"	9-28-06		$30,000
"	2-26-07		$40,000

Sales:

Name of Fund	Date(s) Sold	# Shares Sold	Proceeds

Holzer Holzer & Fistel, LLC
1117 Perimeter Center West
Suite E-107
Atlanta, Georgia 30338
tel. (770) 392-0090
fax (770) 392-0029

5. Plaintiff has not sought to serve or served as a class representative in an action filed under the federal securities laws within the past three years.

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 26 day of March, 2008 in Columbus, Ohio.

(Signature) X [signature]
Print: Robert Daniel Bohl

CIVIL COVER SHEET

The JS-44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM.)

I. (a) PLAINTIFFS
R. Daniel Bohl

DEFENDANTS
The Charles Schwab Corporation, et al

(b) County of Residence of First: Out of state
(EXCEPT IN U.S. PLAINTIFF CASES)

County of Residence of First Listed ______
(IN U.S. PLAINTIFF CASES ONLY)
NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE LAND INVOLVED.

(c) Attorney's (Firm Name, Address, and Telephone Number)
Adam M. Stewart
Shapiro Haber & Urmy LLP
53 State Street
Boston, MA 02109
(617) 439-3939

Attorneys (If Known)

II. BASIS OF JURISDICTION (Place an "X" in One Box Only)

- ☐ 1 U.S. Government Plaintiff
- X 3 Federal Question (U.S. Government Not a Party)
- ☐ 2 U.S. Government Defendant
- ☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (Place an "X" in One Box for Plaintiff and One Box for Defendant) (For Diversity Cases Only)

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated *or* Principal Place of Business In This State	☐ 4	☐ 4
Citizen of Another State	☐ 2	☐ 2	Incorporated *and* Principal Place of Business In Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT (Place an "X" in One Box Only)

CONTRACT
- ☐ 110 Insurance
- ☐ 120 Marine
- ☐ 130 Miller Act
- ☐ 140 Negotiable Instrument
- ☐ 150 Recovery of Overpayment & Enforcement of Judgment
- ☐ 151 Medicare Act
- ☐ 152 Recovery of Defaulted Student Loans (Excl. Veterans)
- ☐ 153 Recovery of Overpayment of Veteran's Benefits
- ☐ 160 Stockholders' Suits
- ☐ 190 Other Contract
- ☐ 195 Contract Product Liability

REAL PROPERTY
- ☐ 210 Land Condemnation
- ☐ 220 Foreclosure
- ☐ 230 Rent Lease & Ejectment
- ☐ 240 Torts to Land
- ☐ 245 Tort Product Liability
- ☐ 290 All Other Real Property

TORTS

PERSONAL INJURY
- ☐ 310 Airplane
- ☐ 315 Airplane Product Liability
- ☐ 320 Assault, Libel & Slander
- ☐ 330 Federal Employers' Liability
- ☐ 340 Marine
- ☐ 345 Marine Product Liability
- ☐ 350 Motor Vehicle
- ☐ 355 Motor Vehicle Product Liability
- ☐ 360 Other Personal Injury

PERSONAL INJURY
- ☐ 362 Personal Injury— Med. Malpractice
- ☐ 365 Personal Injury — Product Liability
- ☐ 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
- ☐ 370 Other Fraud
- ☐ 371 Truth in Lending
- ☐ 380 Other Personal Property Damage
- ☐ 385 Property Damage Product Liability

CIVIL RIGHTS
- ☐ 441 Voting
- ☐ 442 Employment
- ☐ 443 Housing/ Accommodations
- ☐ 444 Welfare
- ☐ 440 Other Civil Rights

PRISONER PETITIONS
- ☐ 510 Motions to Vacate Sentence
- Habeas Corpus:
- ☐ 530 General
- ☐ 535 Death Penalty
- ☐ 540 Mandamus & Other
- ☐ 550 Civil Rights
- ☐ 555 Prison Condition

FORFEITURE/PENALTY
- ☐ 610 Agriculture
- ☐ 620 Other Food & Drug
- ☐ 625 Drug Related Seizure of Property 21 USC
- ☐ 630 Liquor Laws
- ☐ 640 R.R. & Truck
- ☐ 650 Airline Regs.
- ☐ 660 Occupational Safety/Health
- ☐ 690 Other

LABOR
- ☐ 710 Fair Labor Standards Act
- ☐ 720 Labor/Mgmt. Relations
- ☐ 730 Labor/Mgmt. Reporting & Disclosure Act
- ☐ 740 Railway Labor Act
- ☐ 790 Other Labor Litigation
- ☐ 791 Empl. Ret. Inc. Security Act

BANKRUPTCY
- ☐ 422 Appeal 28 USC 158
- ☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS
- ☐ 820 Copyrights
- ☐ 830 Patent
- ☐ 840 Trademark

SOCIAL SECURITY
- ☐ 861 HIA (1395ff)
- ☐ 862 Black Lung (923)
- ☐ 863 DIWC/DIWW (405(g))
- ☐ 864 SSID Title XVI
- ☐ 865 RSI (405(g))

FEDERAL TAX SUITS
- ☐ 870 Taxes (U.S. Plaintiff or Defendant)
- ☐ 871 IRS—Third Party 26 USC 7609

OTHER STATUTES
- ☐ 400 State Reapportionment
- ☐ 410 Antitrust
- ☐ 430 Banks and Banking
- ☐ 450 Commerce/ICC Rates/etc.
- ☐ 460 Deportation
- ☐ 470 Racketeer Influenced and Corrupt Organizations
- ☐ 810 Selective Service
- X 850 Securities/Commodities/ Exchange
- ☐ 875 Customer Challenge 12 USC 3410
- ☐ 891 Agricultural Acts
- ☐ 892 Economic Stabilization Act
- ☐ 893 Environmental Matters
- ☐ 894 Energy Allocation Act
- ☐ 895 Freedom of Information Act
- ☐ 900 Appeal of Fee Determination Under Equal Access to Justice
- ☐ 950 Constitutionality of State Statutes
- ☐ 890 Other Statutory Actions

V. ORIGIN (PLACE AN "X" IN ONE BOX ONLY)

X 1 Original Proceeding ☐ 2 Removed from State Court ☐ 3 Remanded from Appellate Court ☐ 4 Reinstated or Reopened ☐ 5 Transferred from another district (specify) ☐ 6 Multidistrict Litigation ☐ 7 Appeal to District Judge from Magistrate Judgment

VI. CAUSE OF ACTION

(Cite the U.S. Civil Statute under which you are filing and write brief statement of cause. Do not cite jurisdictional statutes unless diversity.)

Violation of Sections 11, 12(a)(2) and 15 of the Securities Act; 15 U.S.C. §§ 77K, 77l(a)(2) and 77o

VII. REQUESTED IN COMPLAINT:

X CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23 DEMAND $

CHECK YES only if demanded in complaint: JURY DEMAND: X Yes ☐ No

VIII. RELATED CASE(S) IF ANY

(See instructions): JUDGE ______ DOCKET NUMBER ______

DATE 4/8/08 SIGNATURE OF ATTORNEY OF RECORD [signature]

FOR OFFICE USE ONLY

RECEIPT # ______ AMOUN ______ APPLYING IFP ______ JUDGE ______ MAG. JUDGE ______

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

1. Title of case (name of first party on each side only) R. Daniel Bohl v. The Charles Schwab Corporation et al.

2. Category in which the case belongs based upon the numbered nature of suit code listed on the civil cover sheet. (See local rule 40.1(a)(1)).

__	I.	160, 410, 470, R.23, REGARDLESS OF NATURE OF SUIT.	
X	II.	195, 368, 400, 440, 441-444, 540, 550, 555, 625, 710, 720, 730, 740, 790, 791, 820*, 830*, 840*, 850, 890, 892-894, 895, 950.	*Also complete AO 120 or AO 121 for patent, trademark or copyright cases
__	III.	110, 120, 130, 140, 151, 190, 210, 230, 240, 245, 290, 310, 315, 320, 330, 340, 345, 350, 355, 360, 362, 365, 370, 371, 380, 385, 450, 891.	
__	IV.	220, 422, 423, 430, 460, 510, 530, 610, 620, 630, 640, 650, 660, 690, 810, 861-865, 870, 871, 875, 900.	
__	V.	150, 152, 153.	

3. Title and number, if any, of related cases. (See local rule 40.1(g)). If more than one prior related case has been filed in this district please indicate the title and number of the first filed case in this court.

4. Has a prior action between the same parties and based on the same claim ever been filed in this court?

YES ☐ NO X

5. Does the complaint in this case question the constitutionality of an act of congress affecting the public interest? (See 28 USC §2403)

YES ☐ NO X

If so, is the U.S.A. or an officer, agent or employee of the U.S. a party?

YES ☐ NO ☐

6. Is this case required to be heard and determined by a district court of three judges pursuant to title 28 USC §2284?

YES ☐ NO X

7. Do all of the parties in this action, excluding governmental agencies of the United States and the Commonwealth of Massachusetts ("governmental agencies"), residing in Massachusetts reside in the same division? - (See Local Rule 40.1(d)).

YES X NO ☐

A. If yes, in which division do all of the non-governmental parties reside?

Eastern Division X Central Division ☐ Western Division ☐

B. If no, in which division do the majority of the plaintiffs or the only parties, excluding governmental agencies, residing in Massachusetts reside?

Eastern Division ☐ Central Division ☐ Western Division ☐

8. If filing a Notice of Removal - are there any motions pending in the state court requiring the attention of this Court? (If yes, submit a separate sheet identifying the motions)

YES ☐ NO ☐

(PLEASE TYPE OR PRINT)

ATTORNEY'S NAME Adam M. Stewart

ADDRESS Shapiro Haber & Urmy LLP, 53 State Street, Boston, MA 02109

TELEPHONE NO. (617) 439-3939

(10/17/02)

END